UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: July 22, 2024

(Date of earliest event reported)

ROBOT CACHE US INC.

(Exact name of issuer as specified in its charter)

Delaware	825320942
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4330 La Jolla Village Drive, Suite 200

San Diego, California 92122

(Full mailing address of principal executive offices)

(858) 252-4001

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:	Common Stock, par value $0.001 per share
Units, each of which consist of (i) equity (two shares of common stock) and (ii) a warrant to purchase a single share of common stock for $1.00

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Item 7. Departure of Certain Officers

Effective July 22, 2024, the board of directors of Robot Cache US Inc. (the “Company”) appointed Rod Humble as Chief Executive Officer. Mr. Humble is an experienced professional with over thirty years in the interactive entertainment industry, having previously held executive roles with well-known publishers and studios including serving as Chief Executive Officer of Linden Lab, Head of Studio of JamCity, and Executive Vice President with Electronic Arts. Mr. Humble is also credited on over one hundred game titles and notably was involved in the production and development of various The Sims properties, Second Life and Second Life 2, Harry Potter Hogwarts Mystery, Snoopy Pop, and many other hit titles.

Effective July 22, 2024, Troy Ramos stepped down as President of the Company and assumed the role of Director of Operations of the Company.

Item 9. Other Events

Philippe Erwin transitioned into a contractor role with the Company. Mr. Erwin is no longer the General Counsel and Executive Vice of Business Development of the Company and is no longer an officer of the Company. Mr. Erwin still provides services to the Company as an independent contractor.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBOT CACHE US INC.

By:	/s/ Keven Baxter
Name:	Keven Baxter
Title:	Secretary
Date:	July 26, 2024

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